



15005074

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 10 2015
Washington, DC 20549

No Act
PE 12/9/14

February 10, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-10-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 9, 2014

Dear Mr. Mueller:

This is in response to your letters dated December 9, 2014 and January 28, 2015 concerning the shareholder proposal submitted to GE by Holy Land Principles, Inc. on behalf of Cardinal Resources Inc. We also have received a letter on the proponent's behalf dated January 12, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 10, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2014

The proposal requests that the board make all possible lawful efforts to implement and/or increase activity on each of the eight principles specified in the proposal.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(b). In our view, the proponent has provided a written statement regarding its intent to hold GE's common stock through the date of the meeting of shareholders as required by rule 14a-8(b). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 28, 2015

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Supplemental Letter Regarding Shareowner Proposal of Cardinal Resources Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter relates to the no-action request (the "No-Action Request") submitted to the staff of the Division of Corporation Finance (the "Staff") on December 9, 2014 on behalf of our client, General Electric Company (the "Company"), in response to the shareowner proposal (the "Proposal") and statements in support thereof received from received from Holy Land Principles, Inc. (the "Proponent"), who submitted the Proposal on behalf of Cardinal Resources Inc. (the "Shareowner"). In the No-Action Request, we argued that the Proposal could be excluded from the Company's proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners because (i) the Proponent had submitted more than one proposal for consideration at the Company's 2015 Annual Meeting of Shareowners and, despite proper notice, had failed to correct the deficiency, (ii) the Shareowner had failed to provide the requisite proof of continuous stock ownership within fourteen days of receiving the Company's proper request for that information, and (iii) the Proposal related to the Company's ordinary business operations.

On January 12, 2015, the Company received a letter from Paul M. Neuhauser on behalf of the Proponent and the Shareowner (the "Response") responding to the No-Action Request. The Response argues that the Proposal should not be excluded pursuant to (i) Rule 14a-8(c) because "[t]he two concepts of discrimination and affirmative action are inexorably intertwined," and because the Proponent and Shareowner's conditional revision should cure the deficiency, (ii) Rule 14a-8(b)(2) because the Shareowner has provided sufficient proof of ownership, and (iii) Rule 14a-8(i)(7) because the Proposal "raises a significant policy issue." This letter responds to each part of the Response in turn.

I. The Proponent Has Submitted More Than One Proposal For Consideration At The Company's 2015 Annual Meeting Of Shareowners And, Despite Proper Notice, Has Failed To Correct This Deficiency.

The Response cites to *Grutter v. Bollinger*, 539 U.S. 306 (2003), to support its argument that "the two concepts of discrimination and affirmative action are inexorably intertwined." The Response misframes, and thus fails to address, the issue presented in the No-Action Request, which is that an element of the Proposal that relates to affirmative action in hiring practices is a separate matter from the concept of providing equal employment opportunity that is addressed in the Proposal's other elements.[1] Affirmative action is a series of affirmative steps that companies engage in to remedy the results of past discrimination. Equal employment opportunity practices reflect a company's commitment to treat all persons based solely on their merit and without regard for their race, gender or certain other characteristics. Even though both concepts can be framed as seeking to mitigate the effects of discrimination, they involve different actions and focus on different wrongs. Just as in *Textron Inc.* (avail. Mar. 7, 2012, *recon. denied* Mar. 30, 2012), where the Staff concurred that a proposal requesting that shareowners be permitted to "make board nominations" could be excluded as consisting of multiple proposals where the proposal contemplated two distinct actions—establishing a process for the inclusion of shareowner nominations for directors on the company's proxy and stating that the election of directors in such a manner would not constitute a change in control—here the Proposal requests that the Company take multiple distinct actions regarding affirmative action and equal employment opportunity practices.

Moreover, *Grutter* demonstrates that affirmative action programs are not the same as and do not necessarily flow from or accompany other actions taken to address concerns arising out of discrimination. The Supreme Court in that case applied the strict scrutiny standard—the highest possible level of judicial review—to determine whether it was permissible for a state school to adopt an affirmative action program. The fact that the Court applied a very different standard to an affirmative action program shows that it is distinct from, and entails a different course of action from and different considerations than, equal employment opportunity practices. The case further emphasizes the unique and exceptional nature of affirmative action as a remedy for past discrimination, stating:

> It has been 25 years since Justice Powell first approved the use of race to further an interest in student body diversity in the context of public higher education. . . .

---

1 The No-Action Request clearly addresses the applicable standard that "affirmative action standards are distinct from *equal employment opportunity practices*" (emphasis added).

> We expect that 25 years from now, the use of racial preferences will no longer be necessary to further the interest approved today.

Id. at 343. In contrast to the strict review applied to test any proposed application of an affirmative action program, equal employment opportunity is the law of the United States under Title VII of the Civil Rights Act of 1964.

Similarly, the Response mischaracterizes both the substance and relevance of *Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores*, 821 F. Supp. 877 (S.D.N.Y 1993) and Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). Both address the interpretation of Rule 14a-8(i)(7), the ordinary business exclusion, which is not relevant for purposes of determining whether a proposal addresses separate and distinct elements for purposes of Rule 14a-8(c). The fact that the Staff has found both affirmative action and equal employment opportunity to be social policy issues does not mean that the concepts are one and the same—just as a proposal requesting action on the manufacture of tobacco products and executive compensation would not be one proposal simply because the Staff has acknowledged that it has reversed its positions on the excludability of each of those proposals. This is demonstrated through the *Parker-Hannifin Corp.* (avail. Sept. 4, 2009) precedent cited in the No-Action Request, where a proposal setting forth three elements that all related to a triennial vote on or review of executive compensation was found to be excludable under Rule 14a-8(c).

Finally, the Response also attempts to ignore the Staff's own statement in *HealthSouth Corp.* (avail. Mar. 28, 2006, *recon. denied* Apr. 6, 2006) to argue that the Staff's determination in that precedent was based on a substantive evaluation of the shareowner's conditional submission, whereas the Staff clearly stated that it did not consider the substance of the conditional submission at all.[2] More recently, in *General Electric Co.* (avail. Dec. 30, 2014), the Staff concurred in the exclusion of a proposal under Rule 14a-8(f) where the "proponent failed to reduce the proposal to fewer than 500 words within 14 days of receipt of GE's request." The Staff concurred in exclusion of the proposal notwithstanding the fact that the proponent had timely submitted an alternative formulation of the proposal that was expressly contingent on a future Staff determination. The Staff's responses in *HealthSouth* and *General Electric* clearly demonstrate that a conditional revision is not sufficient to cure a deficiency under Rule 14a-8. Accordingly, the Response is incorrect in its assertion that the Proponent's conditional revision to the Proposal cured the fact that the Proposal contains multiple proposals in violation of Rule 14a-8(c).

---

2 As quoted in the No-Action Request, the Staff in *HealthSouth* explicitly stated that "because the revised proposal . . . was merely *conditional*, we have not considered the revised proposal in reaching our decision."

II. The Proposal May Be Excluded Under Rule 14a-8(b)(2) And Rule 14a-8(f)(1) Because The Shareowner Failed To Provide A Statement Of Intent To Hold The Requisite Amount Of Securities Through The 2015 Annual Meeting Of Shareowners.

The Response claims that "the [Shareowner] has stated that it intends to hold all of its stock through the annual meeting," but this statement is incorrect because the Shareowner has only claimed that it intends to hold "its stock" through such date. As was identified in the deficiency notice sent to both the Proponent and the Shareowner on November 10, 2014, this statement does not clearly confirm the Shareowner's intent to hold the requisite amount of the Company's stock through the date of the annual meeting. As noted in the No-Action Request, the Shareowner's statement would be accurate (but not sufficient under Rule 14a-8(b)(2)) even if the Shareowner had sold all but two of its shares of Company stock the day after the Proposal was submitted. Therefore, it is incorrect for the Response to assert that the Shareowner's statement can only be read as meaning that it will hold "ALL" of the stock it owns in the Company, and the Proposal may be excluded pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

The Response argues that the Proposal "cannot be excluded by Rule 14a-8(i)(7) because it raises a significant policy issue."[3] The Response fails to acknowledge that proposals that raise significant policy issues may nonetheless be excluded under Rule 14a-8(i)(7) where such proposals also focus on matters of ordinary business, such as the tax planning and tax policy matters implicated in the Proposal. For example, in *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareholder value

---

[3] Further, it is not correct to say that the Company agrees that the Proposal touches upon a significant policy issue. The Staff previously has permitted exclusion of shareowner proposals pertaining to relationships between Israel and the Palestinian territories without stating that such disagreements, which include the specific labor and employment issues raised by the Proposal, constitute significant policy issues. *See CBS Corp.* (avail. Mar. 22, 2013) (Staff concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that company should ensure news reporting complies with policy concerning accurate reporting in light of alleged inaccuracies in reports on Israel).

was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). In *Apache Corp.* (avail. Mar. 5, 2008), the Staff applied this well-established principle in the context of a proposal addressing employment practices. There, the Staff concurred with the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on anti-discrimination principles contained in the proposal because "some of the principles" related to the company's ordinary business operations. *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor, or who fail to comply with laws protecting employees' rights because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

The Response's discursive attempt to establish a link between equal employment opportunity and the Proposal's provision relating to tax incentives and the Company's sources of financing demonstrates that Principle 7 of the Proposal implicates numerous ordinary business decisions relating not only to the Company's selection of its sources of financing but also to decisions on where to locate facilities. *See, e.g., The Hershey Co.* (avail. Feb. 2, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal concerned with the location of manufacturing facilities in Mexico as compared to the U.S. as implicating the company's ordinary business decisions). Whatever tenuous connection Principle 7 may have to equal employment opportunities, the Proposal seeks to achieve that end by asking that shareowners vote on matters that implicate the Company's ordinary business operations, and therefore the Proposal properly may be excluded under Rule 14a-8(i)(7).

IV. Conclusion

Based upon the foregoing analysis and the Company's No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Aaron K. Briggs, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2967.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Aaron K. Briggs, General Electric Company
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.
James Boyle, Cardinal Resources Inc.
Paul M. Neuhauser

101865139.6

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 12, 2015

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to General Electric Company

Dear Sir/Madam:

I have been asked by Cardinal Resources Inc. (and Holy Land Principles, Inc.) (hereinafter referred to as the "Proponent"), which is the beneficial owner of shares of common stock of General Electric Company (hereinafter referred to either as "GE" or the "Company"), and which has submitted a shareholder proposal to GE, to respond to the letter dated December 9, 2014, sent to the Securities & Exchange Commission by Gibson Dunn on behalf of the Company, in which GE contends that the Proponent's shareholder proposal may be excluded from the Company's year 2015 proxy statement by virtue of Rules 14a-8(c), 14a-8(b)(2) and 14a-8(i)(7).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in GE's year 2015 proxy statement and that it is not excludable by virtue of any of the cited rules.

The Proponent's shareholder proposal requests the Company to adopt a code of equal employment opportunity standards known as the Holy Land Principles.

RULE 14a-8(c)

A.

It is not surprising that GE has found no prior instances of no-action requests claiming that discrimination clauses and affirmative action clauses in a proposal constitute two different proposals so as to result in exclusion of the proposal under Rule 14a-8(c). No one else has had such *chutzpah.*

The two concepts of discrimination and affirmative action are inexorably intertwined. An example is the International Convention on the Elimination of All Forms of Racial Discrimination (ratified by the United States, see U.S. State Department, Treaties in Force, January 1, 2013, pp. 464-465), cited by Justice Ginsburg in her concurrence in *Grutter v. Bollinger*, 539 U.S. 306, 344 (2003), where she said:

> The Court's observation that race-conscious programs "must have a logical end point," *ante*, at 156 L Ed 2d, at 341, accords with the international understanding of the office of affirmative action. The International Convention on the Elimination of All Forms of Racial Discrimination, ratified by the United States in 1994, see State Dept., Treaties in Force 422-423 (June 1996), endorses "special and concrete measures to ensure the adequate development and protection of certain racial groups or individuals belonging to them, for the purpose of guaranteeing them the full and equal enjoyment of human rights and fundamental freedoms." Annex to G. A. Res. 2106, 20 U. N. GAOR Res. Supp (No. 14) 47, U. N. Doc. A/6014, Art. 2(2) (1965) . . . . see also Art. 1(4) (similarly providing for temporally limited affirmative action); Convention on the Elimination of All Forms of Discrimination against Women, Annex to G. A. Res. 34/180, 34 U. N. GAOR Res. Supp (No. 46) 194, U. N. Doc. A/34/46, Art. 4(1) (1979)

(authorizing "temporary special measures aimed at accelerating *de facto* equality". . .

In the same case, Justice O'Conner, speaking for the court, also pointed out the intertwining of discrimination and affirmative action (at p. 328):

> We first wish to dispel the notion that the Law School's argument has been foreclosed, either expressly or implicitly, by our affirmative-action cases decided since *Bakke*. It is true that some language in those opinions might be read to suggest that remedying past discrimination is the only permissible justification for race-based governmental action. See, *e.g., Richmond* v. *J. A. Croson Co., supra*, at 493, 102 L Ed 2d 854, 109 S Ct 706 (plurality opinion) (stating that unless classifications based on race are "strictly reserved for remedial settings, they may in fact promote notions of racial inferiority and lead to a politics of racial hostility"). But we have never held that the only governmental use of race that can survive strict scrutiny is remedying past discrimination. . . .

Thus, the highest sources of law in the United States, Treaties and the Supreme Court, have recognized the intertwining of discrimination and affirmative action.

This intertwining has also been recognized by the Commission. After the Staff reversed past practice and decided that shareholder proposals on equal employment opportunity and on affirmative action could be excluded under the "ordinary business" rubric, a considerable furor arose, culminating both in law suits and in a rule-making proceeding. In one of the lawsuits, *Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores,* 821 F. Supp. 877, the Court extensively described the controversy over SEC's change of position without rule making, and cited interchangeably both letters concerning discrimination (equal employment opportunity) and letters concerning affirmative action as raising the identical issue. (See pp. 887- 889.)

Similarly, in the subsequent rule-making proceeding, the two aspects of employment discrimination and affirmative action were treated interchangeably. To the best of our belief, no one in that very extensive rule making proceeding (over 2,000 letters of comment) focusing on social policy issues in employment suggested that there was any difference between shareholder proposals on discrimination such as *Cracker-Barrel Old Country Stores, Inc.* (October 13, 1992) and affirmative action proposals such as that involved in the *Wal-Mart* litigation. As the Executive Summary in the Release stated, the principle substantive action was to "reverse the Cracker Barrel no-action letter on employment related proposals raising social policy issues". Rel. 34-40018 (May 21, 1998).

The Company, allegedly in support of its argument, cites a number of no-action letters (*Textron, PG&E, Parker-Hannifin, AEP, Duke Energy* and *GM*) having absolutely no relationship to either employment discrimination or affirmative action and which are thus wholly irrelevant to its argument. In contrast, there is a long history of including both discrimination and affirmative action in the same shareholder proposal, going back to the Sullivan Principles for South Africa and the McBride Principles (upon which the Holy Land Principles are modeled) for Northern Ireland. The remaining no-action letters cited by the Company are equally inapposite. In *V.F. Corp.* (December 21, 1990) the proposal dealt not only with employment matters (proposal paragraph one), but also with non-employment matter in paragraphs two and three (encouraging minority students to attend school and contracts with third parties). It is therefore not surprising that the Company relegated this letter to a footnote. In the other letter cited in that footnote, GE notes that, although it was decided on other grounds, the proponent had revised the proposal "in response to a Rule 14a-8(a)(4) [now 14a-8(c)] deficiency notice to omit the request that the company formulate an affirmative action request". The Company, however, fails to note that the deleted request had nothing to do with employment, but rather was a request that the registrant encourage minority youth to attend school. It also fails to note that the registrant in that letter did not claim that the remaining two requests were excludable under 14a-8(a)(4) although they related both to equal employment and to affirmative action.

For the foregoing reasons, it is clear beyond peradventure that the Proponent's shareholder proposal, although made up of several components, constitutes but a single proposal for 14a-8(c) purposes because the various components are "closely related and essential to a single well-defined unifying concept".

B.

The Company relies exclusively on *HealthSouth Corp* (Mar. 28, 2006, *recon denied* Apr. 6, 2006) for the proposition that the Staff will not accept conditional revisions to deficiency notices sent by registrants pursuant to 14a-8(c). This reliance is woefully misplaced. The situation in *HealthSouth* was completely unrelated to the present situation. In *HealthSouth* the proponent did not conditionally choose between two allegedly different proposals (amending the by-laws to set the number of directors or amending the by-laws regarding the filling of vacancies on the board). Instead, he conditionally submitted an amended proposal that simply reworded the original proposal but continued to contain both of the elements that were in the original proposal.

In contrast, in the instant case, the Proponent has indeed chosen between the two allegedly different proposals, but only on condition that the Staff agree that there are, in fact, two different proposals in its submission. Such a conditional choice is necessary as a matter of policy, and of fairness, if proponents are to preserve their ability to receive the Staff's advice as to whether there are, in fact, two proposals contained within a single submission. Unless this type of conditional choice is permitted, proponents would face a Hobson's choice between amending the proposal when in fact no such amendment would have been deemed necessary by the Staff and not amending it at all, thereby risking that the entire proposal would be barred.

The correct view of the matter is set forth in the *V.F. Corp* letter cited in footnotes one and two of the Company's letter, which did permit a revision of the proposal contingent on the Staff finding that there were indeed, two proposals in the submission. The Company attempts to distinguish that letter from the instant situation by stating that in *V.F.* the Staff decided the issue within 14 days after the 14a-8(c) notice was sent by the registrant. But that is irrelevant. In each situation, the proponent made a conditional amendment within the fourteen day period. At that point the proponent has done all that is in his power, and thereafter has no control of the situation. Under GE's theory, all the company need do to prevent the conditional amendment from ever taking effect, no matter how promptly the proponent responds to the deficiency letter, is to wait until the 14 day period has elapsed before writing to the SEC. We do not believe that the purpose of the shareholder proposal rule, enacted to enhance shareholder participation in corporate governance, is compatible with a distinction that the Company has made up out of thin air.

Rule 14a-8(b)(2)

The Company's argument under this heading is, if possible, even weaker. In his statement of October 28, 2014, sent with the submission of the proposal to GE,

Mr. Boyle (Chairman, President and sole owner of Cardinal Resources) states first that Cardinal Resources "currently owns 5,000 shares of common stock of General Electric" and then goes on to state that "Cardinal Resources intends to hold ***<u>its</u>*** GE stock at least through the date of GE's annual meeting". [Emphasis supplied.]

There can be only one rational interpretation of these statements, namely that Cardinal resources will hold ALL of its 5,000 shares of GE common stock through the 2015 annual meeting. Since 5,000 shares of GE were worth in excess of $130,000., it is difficult in the extreme to understand how Cardinal Resources has failed to meet the Rule's requirement that it intends to "continue to hold ***<u>those</u>*** securities through the date of the meeting". [Emphasis supplied. Incidentally, GE misquotes the Rule in the first paragraph of this section of its letter (page 10) by not using the word "those".] Instead, the Company has made up out of whole cloth a requirement that a shareholder must intend "to hold the required number of shares" through the annual meeting. However, contrary to the Company's misstatement of the Rule, the Rule makes no reference to any required "number" of shares. Therefore a failure to specify how many shares will be held would not be fatal. Nevertheless, Cardinal Resources has so stated, namely that it will hold 5,000 shares through the meeting.

Nor is the Company's argument made viable by the citation of *General Electric Co.* (Jan. 30, 2012) since in that case the proponent merely said that it intended to "continue to own General Electric common stock" through the annual meeting, without specifying how many shares of stock (or dollar amount) it intended to hold. In contrast, the Proponent has stated that it intends to hold all of its stock through the annual meeting. A similar infirmity infects the citation of the letter in *The Cheesecake Factory Inc.* (Mar. 27, 2012). The remaining letters, dealing with failure to state that the stock would be held through the annual meeting, are obviously without probative value.

In conclusion, it is clear beyond cavil that the Proponent has complied with the requirement set forth in the final sentence of Rule 14a-8(b)(2).

Rule 14a-8(i)(7)

The Proponent's shareholder proposal cannot be excluded by Rule 14a-8(i)(7) because it raises a significant policy issue.

Since GE does not contest the point, they appear to agree that proposals concerning discrimination/affirmative action/EEO have long been considered to raise significant policy issues for a registrant.

Therefore the only question is whether Principle 7 is an integral part of an anti-discrimination in employment shareholder proposal or whether it concerns another matter entirely. Although the Principle talks about tax incentives, it does so in the context of discrimination in employment, namely when the benefits "lead to the direct advantage of one . . . group over another". In the context, it is obvious that this is not a generalized reference of advantaging one group over another. On the contrary, the Principle is clearly talking about advantaging one group of employees over another.

In order to understand the full context, it is necessary to examine two things. First how Israeli subsidies work and second how they advantage one group over another.

The Israeli government has established certain areas under its control as Priority Areas for governmental assistance. Many of these areas are in settlements in the occupied West Bank. (See, e.g., the article in the Haaretz (Israel) newspaper of August 4, 2013 entitled "Cabinet approves new development plan to benefit more Israeli settlements", describing a change in the priority areas which receive subsidies. www.haaretz.com/news.)

The subsidies granted by the government in the settlements are given not only to individuals by way of housing allowance etc., but also to businesses that are set up in the Priority Areas. The State of Israel, Ministry of Industry, Trade and Labor, Foreign Trade Association Investment Promotion Center has on its website a brochure entitled "InVest in Israel". (www.investinisrael.gov.il.) This document describes two types of business subsidies which are available for investments made in various Priority Areas, such as the Jordan Valley in the West Bank. For Priority Area A (includes the Jordan Valley in the West Bank), direct grants are available for up to 24% of capital investment and tax benefits are available for seven years. If the investor is foreign (non-Israeli) this tax benefit will consist of a total exemption from income tax for seven years.

The relationship of these governmental subsidies to discrimination in employment is simple. Arabs/Muslims living in the West Bank will find as a practical matter that it is almost impossible to obtain jobs in the new factory set up in a settlement. It is well known that there are severe Israel imposed restrictions on freedom of movement in the West Bank. These include the Separation Barrier which, although it follows generally the border between Israel and the West Bank, cuts off some Palestinian villages and leaves them on the Israeli side of the Barrier. Furthermore there numerous checkpoints, physical barriers and roads that Palestinians cannot use (or even cross). For a comprehensive overview of the restrictions faced by Palestinians on movement in the West Bank, see the report on this matter prepared by B'Tselem, an Israeli human rights organization. www.btselem.org/freedom_of_movement. (esp. background and checkpoint sections). See also reports by the American Friends Service Committee (http://afsc.org/resource/restricted-movement-occupied-palestinian-territories); and by Wikipedia (http://en.wiki/Palestinian_freedom_of_movement).

In summary, tax subsidies are available for the construction of facilities in the settlements, but since Palestinians, as a practical matter, are unable to commute to the jobs created by such facilities, accepting the subsidies results in de facto job discrimination against the Palestinians. Consequently, Principle 7 relates directly to the problem of discrimination in employment.

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponent's shareholder proposal is excludable by virtue of Rule 14a-8(i)(7).

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Ron O. Mueller
Fr. Sean McManus
James Boyle

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 9, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Cardinal Resources Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners (collectively, the "2015 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Holy Land Principles, Inc. (the "Proponent"), who submitted the Proposal on behalf of Cardinal Resources Inc. (the "Shareowner").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's board of directors "[m]ake all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles" identified in the Proposal. *See* Exhibit A. The Proposal further states:

> "Holy Land Principles, Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel. These are:
> 1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
> 2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
> 3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
> 4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
> 5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
> 6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
> 7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national racial, ethnic or religious group over another.
> 8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles."

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one shareowner proposal for consideration at the 2015 Annual Meeting of Shareowners and, despite proper notice, has failed to correct this deficiency;

- Rule 14a-8(b)(2) and Rule 14a-8(f)(1) because the Shareowner has not provided a written statement that sufficiently communicates the intent to hold the requisite number of shares through the 2015 Annual Meeting of Shareowners and, despite proper notice, has failed to correct this deficiency; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

BACKGROUND

The Proponent submitted the Proposal to the Company on behalf of the Shareowner via facsimile on October 30, 2014. *See* Exhibit A. Accompanying this submission was a letter (the "Authorization Letter") from the Shareowner "authoriz[ing] Holy Land Principles, Inc., Fr. Sean McManus and/or Barbara Flaherty to act on behalf of Cardinal Resources with respect to submitting shareholder proposals to GE concerning the Holy Land Principles, including authorization to represent Cardinal Resources in related activities, such as negotiations with GE and attending the 2015 annual meeting." *Id.* That letter also stated, "Cardinal Resources intends to hold its GE stock at least through the date of GE's 2015 annual meeting."

After reviewing the Proposal, the Company sent a deficiency notice to the Proponent and the Shareowner on November 10, 2014 (the "Deficiency Notice," attached hereto as Exhibit B). The Deficiency Notice expressly identified that the Proposal contained two proposals, stating, "We believe that the Submission constitutes more than one shareowner proposal. Specifically, while parts of the Submission relate to equal opportunity in employment, we believe that paragraph '2' in the list of principles addresses a separate proposal." Exhibit B. The Deficiency Notice indicated that the Shareowner could correct this procedural deficiency by indicating which proposal it desired to submit and which proposal it desired to withdraw and stated that the Commission's rules require any response to the Deficiency Notice to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notice is received.

The Deficiency Notice also explained the requirements of Rule 14a-8(b) of the Exchange Act, including that a shareowner must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. The Deficiency Notice stated that the written statement from Cardinal Resources that "Cardinal Resources intends to hold its GE stock at least through the date of GE's 2015 annual meeting" is not adequate to confirm that Cardinal Resources intends to hold the required number of the Company's shares through the date of the Company's 2015 Annual Meeting of Shareowners and explained how the Shareowner could cure such deficiency. Finally, the Deficiency Notice included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice was delivered to the Proponent, copying the Shareowner, on November 13, 2014.

In a November 17, 2014 email, counsel to the Proponent sent a letter responding to the Deficiency Notice (the "Response Letter," attached hereto as Exhibit C). The Response Letter stated, in pertinent part, "We do not believe that Cardinal Resources' submission constitutes two proposals since the second Principle concerns, as equally does the remainder of the proposal, equal opportunity in employment. . . . Nevertheless, out of an abundance of caution, we hereby conditionally amend the proposal as follows: If the Staff agrees that there are two proposals, we delete the second Principle."

In the Response Letter, counsel to the Proponent also stated that Cardinal Resources' statement that it intends to hold its GE stock at least through the date of GE's 2015 annual meeting "is clearly a statement that Cardinal Resources will hold ALL of its stock (5,000 shares) through the 2015 annual meeting." As of the close of business on December 8, 2014, the Company has not received any other correspondence in response to the Deficiency Notice.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(c) Because The Proposal Constitutes Multiple Proposals.

A. The Proposal Combines Separate And Distinct Elements Which Lack A Single Well-Defined Unifying Concept And Therefore Is Excludable Under Rule 14a-8(c).

The Company may exclude the Proposal from its 2015 Proxy Materials because the Proposal combines two different shareowner proposals into a single proposal in violation of Rule 14a-8(c). The recitals to the Proposal state that the Holy Land Principles are "a set of equal opportunity employment principles." However, in addition to specifying standards for employment practices, the Proposal in paragraph 2 seeks to dictate certain affirmative action hiring practices "to increase the number of underrepresented employees." Because it is well established that affirmative action standards are distinct from equal employment opportunity practices, the Proposal may be excluded under Rule 14a-8(c).

Rule 14a-8(c) provides that a shareowner may submit only one proposal per shareowner meeting. The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of proposals combining separate and distinct elements which lack a single well-defined unifying concept, even if the elements are presented as part of a single program and relate to the same general subject matter. For example:

- In *Textron Inc.* (avail. Mar. 7, 2012), the Staff considered a proposal to allow shareowners to make board nominations that would be included in the company's proxy statement. Despite the proponent's framing of the *Textron* proposal as a list of requirements intended to facilitate shareowner nomination of directors, the Staff concurred that the proposal contained two distinct proposals and thus could be omitted under Rule 14a-8(c). Specifically, the Staff noted "that paragraphs one through five and seven of the submission contain a proposal relating to the inclusion of shareholder nominations for director in Textron's proxy materials and paragraph six of the submission contains a proposal relating to events that would not be considered a change in control." *See also Bank of America Corp.* (avail. Mar. 7, 2012) (same); *The Goldman Sachs Group, Inc.* (avail. Mar.7, 2012) (same).

- In *PG&E Corp.* (avail. Mar. 11, 2010), the Staff concurred with exclusion of a proposal asking that, pending completion of certain studies of a specific power plant site, the company: (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Notwithstanding that the proponent argued the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff specifically noted that "the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level."

- In *Parker-Hannifin Corp.* (avail. Sept. 4, 2009), the Staff concurred in the exclusion of a proposal that sought to create a "Triennial Executive Pay Vote program" that consisted of three elements: (i) a triennial executive pay vote to approve the compensation of the company's executive officers; (ii) a triennial executive pay vote ballot that would provide shareowners an opportunity to register their approval or disapproval of three components of the executives' compensation; and (iii) a triennial forum that would allow shareowners to comment on and ask questions about the company's executive compensation policies and practices. The company argued that while the first two parts were clearly interconnected, implementation of the third part would require completely distinct and separate actions. The Staff agreed, specifically noting that the third part of the proposed Triennial Executive Pay Vote program was a "separate and distinct matter" from the first and second parts of the proposed program and, therefore, that all of the proposals could be excluded.

- In *American Electric Power* (avail. Jan. 2, 2001), the Staff concurred in the exclusion of a proposal which sought to: (i) limit the term of director service, (ii) require at least one board meeting per month, (iii) increase the retainer paid to AEP directors, and (iv) hold additional special board meetings when requested by the Chairman or any other director. The Staff noted that the proposal constituted multiple proposals despite the proponent's argument that all of the actions were about the "governance of AEP."

See also Duke Energy Corp. (avail. Feb. 27, 2009) (concurring with the exclusion of a proposal to impose director qualifications, limit director pay and disclose director conflicts of interest despite the fact that the proponent claimed all three elements related to "director accountability"); *General Motors Corp.* (avail. Apr. 9, 2007) (concurring with the exclusion of a proposal seeking shareowner approval for the restructuring of the company through numerous transactions).

The Proposal contains an element relating to affirmative action in hiring practices—that the Company identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees—that is clearly a separate matter from the concept of providing equal employment opportunity that is addressed in the Proposal's other elements. Thus, for the reasons described below, the Proposal does not constitute a single proposal under Rule 14a-8(c).

Like the topics addressed in the proposals discussed above, the "Holy Land Principles" effectively consist of at least two distinct proposals: The first set of principles, set forth in paragraphs 1 and 3 through 5, address various policies regarding non-discrimination among employees. These are distinct from the second principle, set forth in paragraph 2, that the Company "initiate active recruitment efforts to increase the number of underrepresented employees." Although all of the principles are described as being designed "to promote means for establishing justice and equality," they require dramatically different actions, with the first set of principles requiring non-discrimination based on national, racial, ethnic or religious identity and the other principle requiring affirmative hiring efforts to increase the number of underrepresented groups. In addition, the equal employment opportunity provisions in the Holy Land Principles are largely addressed to current employees, whereas the affirmative action initiative addressed in principle number 2 is addressed to persons who are not currently Company employees. Moreover, because of these differences, it is entirely possible for a company to satisfy the principles that relate to providing equal employment opportunities and not to satisfy the principle relating to affirmative action hiring practices, and vice versa.

The distinction between "equal employment opportunity," which involves providing fair opportunity within the workplace, is distinct from the principle of "affirmative action." This distinction is recognized in the United States, where equal employment opportunity and affirmative action are each governed by different bodies of law. Every United States employer is subject to statutes prohibiting discrimination and thus is required to comply with the principles of equal employment opportunity, whereas only certain federal contractors are required to engage in affirmative action. *Compare* Title VII of the Civil Rights Act of 1964 (requiring that all employers provide equal employment opportunity) *with* Executive Order 11246 (requiring federal contractors to establish affirmative action programs). Accordingly, the Proposal calls for the Company to take two very different actions, each of which involves distinct considerations and each of which would have very different consequences. As with the precedent discussed above, the recitals to the Proposal attempt to link the various principles by stating that they "promote means for establishing justice and equality" and describing the principles as "a set of equal opportunity employment practices,"[1] but these

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[1] We recognize that the Holy Land Principles are based on the Sullivan Principles, which addressed U.S. companies' operations in South Africa, and the McBride Principles, which addressed operations in Northern Ireland. However, we have been unable to find any precedent where either the Sullivan Principles or the McBride Principles were evaluated under Rule 14a-8(c) or former Rule 14a-8(a)(4), the predecessor provision limiting the number of proposals that a shareowner may submit (although we invite the Proponent to direct us to any such precedent of which it is aware so that we may analyze and address it). Absent such precedent, we do not consider the similarities between the Proposal and the Sullivan and McBride Principles to be relevant to this analysis, because it is well established that the Staff would not have considered any basis for exclusion of a proposal involving the Sullivan Principles or McBride Principles if that basis was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13,

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broad generalizations do not alter the fact that the principles involve different actions addressed to different groups, and thus the implementation of the Holy Land Principles would entail disparate actions that are not interrelated. Therefore, because the Holy Land Principles combine separate and distinct elements which lack a single well-defined unifying concept, the Proposal does not constitute a single proposal and is excludable under Rule 14a-8(c).

B. The Response Letter's Conditional Agreement To Revise The Proposal Contingent On A Future Staff Determination Failed To Correct The Proposal's Deficiency.

The Proponent's offer to delete "the second Principle" of the Proposal in the Response Letter failed to cure the Proposal's deficiency because the offer was contingent upon future Staff determinations. In Section E of SLB 14, the Staff addresses the circumstances in which it will allow proponents to revise a proposal in response to a Staff determination. In Section E.1 the Staff states, "There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal." In Section E.5, the Staff reiterates that it permits revisions to proposals only under limited circumstances. The Staff does did indicate that revisions are permitted in response to the Staff's determination that a proposal is inconsistent with the one proposal requirement of Rule 14a-8(c). Indeed, a revision to convert two proposals to only one proposal would not be "minor in nature" and instead would "alter the substance of the proposal."

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2001) ("SLB 14"), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). In *V.F. Corp.* (avail. Dec. 21, 1990), the Staff concurred that a proposal requesting that the company report on its "equal employment opportunity and affirmative action programs" and "[f]ormulate an affirmative action program" constituted more than one proposal. *Cf. GTE Corp.* (avail. Feb. 25, 1993) (proposal similar to that in *V.F. Corp.* excluded on other grounds after proponent revised the proposal in response to a Rule 14a-8(a)(4) deficiency notice to omit the request that the company formulate an affirmative action program).

Thus, the Staff has directly stated that it will not consider a revised proposal in response to a deficiency notice if the revised proposal is conditional. *See HealthSouth Corp.* (avail. Mar. 28, 2006, *recon. denied* Apr. 6, 2006). In *HealthSouth*, the proponent submitted a proposal to amend the company's bylaws to give shareowners the power to increase the size of the board and to fill director vacancies created by any increase in the size of the board. The company's deficiency notice maintained that this proposal consisted of two proposals in contravention of Rule 14a-8(c). In response to the deficiency notice, the proponent submitted an alternative proposal to be included in the company's proxy statement, *if* the Staff agreed with the company's view that the original proposal was excludable under Rule 14a-8(c). The Staff ultimately concurred that the company could exclude the original proposal under Rule 14a-8(c). Significantly, the Staff's no-action response also stated that "because the revised proposal . . . was merely *conditional*, we have not considered the revised proposal in reaching our decision" (emphasis added).[2]

For the foregoing reasons, the Proposal is properly excludable from the Company's 2015 Proxy Materials under Rule 14a-8(c), as it does not relate to a single, unifying concept. Furthermore, the Company provided the Deficiency Notice to the Proponent within the time-period specified by Rule 14a-8, notifying it of the procedural deficiency arising from the inclusion of multiple proposals and indicating how the Proponent could cure the deficiency.

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[2] We note that, based on the documents we located, it appears that the Staff allowed the proponent to submit contingent revisions in *V.F. Corp.*, *supra* note 1. However, it also appears that the company's no-action request, the proponent's response agreeing to revise its proposal contingent upon the Staff's determination, and the Staff's response to the no-action request (which resolved the contingency in the proponent's conditional revision), all are dated within 14 days of when the company notified the proponent of the multiple proposal deficiency, meaning that the proponent's revision occurred within the time period allowed for correcting a deficiency under Rule 14a-8. Here, however, the Proponent did not definitively revise the proposal within 14 days of receiving the Deficiency Notice. Regardless, *V.F. Corp.* has been superseded by *HealthSouth Corp.* and the Staff's policy enunciated in SLB 14 that it will avoid becoming involved in detailed editing of proposals to bring them in compliance with Rule 14a-8 and will only permit shareowners to make revisions that are minor in nature and that do not alter the substance of the proposal.

The Proponent's conditional offer to revise the Proposal did not correct the deficiency as required by Rule 14a-8.

II. The Proposal May Be Excluded Under Rule 14a-8(b)(2) And Rule 14a-8(f)(1) Because The Shareowner Failed To Provide A Statement Of Intent To Hold The Requisite Amount Of Securities Through The 2015 Annual Meeting of Shareowners.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Shareowner did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides that in order to demonstrate eligibility to submit a proposal, a shareowner "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." In addition, Rule 14a-8(b)(2) provides that the shareowner must submit to the Company a "written statement that [the shareowner] intend[s] to continue to hold the securities through the date of the company's annual or special meeting."

Here, the Shareowner has not provided a written statement that communicates its intent to hold the required number of shares through the date of the 2015 Annual Meeting of Shareowners. As noted above, the Proposal was submitted with a letter from the Shareowner stating, "Cardinal Resources intends to hold its GE stock at least through the date of GE's 2015 annual meeting." *See* Exhibit A. Accordingly, the Deficiency Notice specifically described the Rule 14a-8(b) requirements and stated, "The written statement in the letter from James Boyle, President of Cardinal Resources, dated October 28, 2014 ... is not adequate to confirm that Cardinal Resources intends to hold the required number of the Company's shares through such date. To remedy this defect, Cardinal Resources must submit a written statement that Cardinal Resources intends to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners." *See* Exhibit B. Notwithstanding the specific language in the Deficiency Notice, in the Response Letter the Proponent's counsel stated that the Shareowner's statement quoted above "is clearly a statement that Cardinal Resources will hold ALL of its stock (5,000 shares) through the 2015 annual meeting." *See* Exhibit C. The Company has not received any other response to the Deficiency Notice.

The Shareowner's statement is not sufficient to demonstrate that it intends to hold the required number of Company shares through the date of the 2015 Annual Meeting of Shareowners, because the reference to "its shares" fails to confirm continued ownership of the required number of Company shares or, for that matter, of any specific number of shares. Instead, the statement would be accurate (but not sufficient under Rule 14a-8(b)(2)) even if the Shareowner had sold all but two of its shares of Company stock the day after the Proposal was submitted. Contrary to the assertion in the Response Letter, a statement that a shareowner will continue to own "its shares" is not a clear statement that a shareowner will continue to hold "all of its shares" or even "the requisite number of its shares" through the date of the 2015 Annual Meeting of Shareowners. In addition, Section C.1.d. of SLB14 underscores that "[t]he shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." Thus, the interpretation of the Shareowner's statement provided by the Proponent's counsel is not sufficient to satisfy Rule 14a-8(b)(2).

As the Staff observed in Section C of SLB 14F, "the requirements of Rule 14a-8(b) are highly prescriptive." The Staff routinely permits the exclusion of shareowner proposals under Rule 14a-8(b)(2) when shareowners have failed to provide a precise written statement of their intent to hold the requisite number of shares through the date of a company's annual meeting of shareowners. The facts of *General Electric Co.* (avail. Jan. 30, 2012), are virtually identical to those currently at issue. There, the proponent represented that it was the" beneficial owner of General Electric common stock with a market value in excess of $2,000 held continuously for more than one year," and that it "intend[ed] to continue to own General Electric common stock through the date of the Company's 2012 annual meeting." The Company responded by sending a deficiency notice with a request that the proponent provide "a written statement that he, she or it intends to continue to hold <u>the requisite number</u> of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners" (emphasis added). The proponent failed to cure the deficiency because it did not provide an additional, more specific statement of ownership intent, and the Staff concurred that the Company could exclude the proposal on this basis. *See also The Cheesecake Factory Inc.* (avail. Mar. 27, 2012) (concurring with the exclusion of a proposal where the accompanying statement of intent expressed only an "intention to continue to own shares in the [c]ompany through the date of the 2012 annual meeting of shareholders" and thus did not sufficiently confirm the proponents' intention to continue to hold <u>the requisite number</u> of shares through the date of the annual meeting of shareowners).

Similarly, the Staff consistently has permitted the exclusion of proposals where proponents have failed to include a precise statement of intent to hold shares through the date of the next annual meeting of shareowners. *See Bank of America Corp.* (avail. Feb. 7, 2014) (concurring with the exclusion of a proposal where proponent failed to provide the requisite statement of ownership intent because his statement that "I do intend on keeping my stocks (holder of 348 shares) which entitles me to vote," was silent as to the intended length of ownership and thus created ambiguity about whether he would continue to own shares through the record date, the next annual meeting of shareowners or some other date); *Verizon Communications, Inc.* (avail. Jan. 10, 2013) (concurring with the exclusion of a proposal where the proponents stated that they intended to hold the company's shares "into the foreseeable future" rather than through the date of the annual meeting of shareowners); *AT&T Inc.* (avail. Jan. 3, 2013) (same).

As in the foregoing precedent, here the Shareowner has failed to satisfy Rule 14a-8(b)(2) by providing an unambiguous statement of its intention to continue to hold the requisite number of shares through the date of the next annual meeting of shareowners. The Company timely delivered the Deficiency Notice alerting the Shareowner to the specific deficiency in the statement provided by the Shareowner and explaining how the Shareowner could cure the deficiency, but the Shareowner has failed to correct this deficiency. Because the Shareowner's response did not specifically confirm its intention to continue to hold the required number of Company shares through the date of the next annual meeting of shareowners, we believe that the Proposal may be excluded pursuant to Rule 14a-8(b)(2) and Rule 14a-8(f)(1).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareowner proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareowner oversight. The Commission added, "[e]xamples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."[3]

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Sources Of Financing.

The Proposal requires the Company's board of directors to make "all possible lawful efforts to implement" the "Holy Land Principles," including a principle, outlined in paragraph 7 of the Proposal, not to "accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another." *See* Exhibit A. The Company's decisions concerning whether to accept "subsidies, tax incentives or other benefits" are intricately interwoven with its financial planning, funding and financial reporting decisions. As a result, the Proposal interferes with the Company's ordinary business operations and involves matters that are most appropriately left to the Company's management and its subject matter experts and not to direct shareowner oversight.

The Staff consistently has concurred that proposals relating to a company's tax planning and tax policy implicate ordinary business matters. In *General Electric Co.* (avail. Feb. 3, 2012), the Staff concurred with the exclusion of a shareowner proposal asking that the board "annually prepare a report disclosing the financial, reputational and commercial risks related to changes in, and changes in interpretation and enforcement of, US federal, state, local, and foreign tax laws and policies." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations ("the company's tax expenses and sources of financing"). In *TJX Companies, Inc.* (avail. Mar. 29, 2011), *Amazon.com, Inc.* (avail. Mar. 21, 2011), *Wal-Mart Stores, Inc.* (avail. Mar. 21, 2011), *Lazard Ltd* (avail. Feb. 16, 2011) and *Pfizer Inc.* (avail. Feb. 16, 2011), the Staff concurred that under Rule 14a-8(i)(7) the companies could exclude proposals requesting that they annually assess the risks created by actions they allegedly took to avoid or minimize U.S. federal, state and local taxes, and that they report to shareowners on the assessment. In

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[3] The second consideration highlighted by the Commission related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

concurring with exclusion of these proposals, the Staff noted that the proposals related to "decisions concerning the company's tax expenses and sources of financing." Likewise, in *General Electric Co. (National Legal and Policy Center)* (avail. Jan. 17, 2006), the Staff concurred with the exclusion of a shareowner proposal asking that "the Board of Directors make available to shareholders a report on the estimated impacts of a flat tax for [the company], omitting proprietary information and at a reasonable cost." The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (evaluating the impact of a flat tax on the company). *See also Verizon Communications, Inc.* (avail. Jan. 31, 2006); *Citigroup, Inc.* (avail. Jan. 26, 2006); *Johnson & Johnson* (avail. Jan. 24, 2006) (each concurring in exclusion of a similar proposal). Other precedent demonstrating that proposals relating to a company's tax expense implicate ordinary business matters include *The Chase Manhattan Corp.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requiring disclosure of certain tax information); *General Motors Corp.* (avail. Feb. 28, 1997) (proposal recommending that the board adopt a policy to disclose taxes paid and collected in annual report was excludable).[4]

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[4] These letters are consistent with a long line of precedent that the management of operating expenses is an ordinary business matter. In *CIGNA Corp.* (avail. Feb. 23, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal seeking a report on, among other things, the measures the company was taking to contain the price increases of health insurance premiums. In concurring that the proposal was excludable under Rule 14a 8(i)(7), the Staff noted that "the proposal relates to the manner in which the company manages its expenses." In *Medallion Financial Corp.* (avail. May 11, 2004), the proposal requested that the company engage an investment banking firm "to evaluate alternatives to maximize stockholder value including a sale of the company." Although the proposal specifically addressed a sale of the entire company—a matter which the Staff has viewed as raising significant policy issues—the supporting statement included a paragraph arguing that one of the reasons the company was not maximizing shareowner value was "Medallion's very high operating expenses." Medallion pointed out to the Staff that the inclusion of operating expenses showed the proposal was not limited to extraordinary transactions, and thus implicated the company's ordinary business operations. The Staff concurred that the proposal could be excluded based on Rule 14a-8(i)(7). See also *Allstate Corp.* (avail. Feb. 5, 2003); *Puerto Rican Cement Co.*, Inc. (avail. Mar. 25, 2002) (in each case, concurring that proposals requesting company

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As regards the Proposal, the precedent established in *Texaco Inc.* (avail. Mar. 31, 1992) is particularly relevant. In *Texaco Inc.*, the Commission reversed the Staff's earlier decision (avail. Feb. 5, 1992) that a shareowner proposal urging Texaco to reject "'taxpayer-guaranteed loans, credits or subsidies' . . . involve[d] issues that [were] beyond matters of the Company's ordinary business operations." In announcing the Commission's reversal, the Staff stated:

> In this regard, it is the view of the Commission that the proposal, which would urge that the Company's management reject taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business activities, is a matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations.

The *Texaco* precedent demonstrates that a company's tax planning and tax management is directly tied to management of a company's sources of financing. The Company's tax strategies are affected not only by the laws and policies of the foreign jurisdictions in which it operates and with which it comes into contact, but also by the various forms of tax incentives that are offered by governments to attract business investments. Thus, corporate tax strategies are intricately interwoven with a company's financial planning, funding decisions, day-to-day business operations and financial reporting, and therefore, as discussed by the Staff in the 1998 Release, are precisely the type of core matters that are essential in managing the Company's business and operations. Thus, by implicating the Company's tax expenses and sources of financing, the Proposal would interfere with the Company's ordinary business operations and involve matters that are most appropriately left to the Company's management and not to direct shareowner oversight.

(Cont'd from previous page)

reports on legal expenses were excludable under Rule 14a-8(i)(7)); *Rogers Corp.* (avail. Jan. 18, 1991) (concurring with the exclusion of a proposal and noting that the "day-to-day financial operations" of the company constituted ordinary business matters where the proposal asked the company's board of directors to adopt specific financial performance standards and contained, in its supporting statement, contentions that "[b]oard deliberations on spending allocations" had resulted in excessive spending on research and development).

The Proposal's request that the Company not "accept [certain] subsidies, tax incentives or other benefits" is substantially the same as the *Texaco* proposal. Thus, as in Texaco, the Proposal also is excludable under Rule 14a-8(i)(7) because it relates to the Company's "day-to-day management decisions in connection with the Company's multinational operations." *See also Exxon Mobil Corp.* (avail. Mar. 3, 2011, *recon. denied* Mar. 21, 2011) (proposal relating "to the company's sources of financing" could be excluded under Rule 14a-8(i)(7)).

B. Regardless Of Whether The Proposal Touches Upon Significant Policy Issues, The Proposal Is Excludable Because It Implicates The Company's Ordinary Business Matters.

The Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For instance, the Staff reaffirmed this position in *Peregrine Pharmaceuticals Inc.* (avail. Jul. 31, 2007), concurring with the exclusion of proposal under Rule 14a-8(i)(7) that recommended that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions." Similarly, in *Union Pacific Corp.* (avail. Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting disclosure of the company's efforts to safeguard the company's operations from terrorist attacks and other homeland security incidents. The company argued that the proposal was excludable because it related to securing the company's operations from both extraordinary incidents, such as terrorism, and ordinary incidents, such as earthquakes, floods, and counterfeit merchandise. The Staff concurred that the proposal was excludable because it implicated matters relating to the company's ordinary business operations. *See also E*Trade Group, Inc.* (Bemis) (avail. Oct. 31, 2000) (in concurring that proposal could be excluded under Rule 14a-8(i)(7), the Staff explicitly noted that "although the proposal appears to address matters outside the scope of ordinary business, [certain subparts] relate to E*TRADE's ordinary business operations").

Likewise, in *General Electric Co.* (avail. Feb. 10, 2000), the Staff concurred that the company could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the General Electric Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. *See also Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusions of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor because the proposal also requested that the report address ordinary business matters).

Here, regardless of the other matters addressed in the Proposal, the Proposal clearly implicates aspects of the Company's ordinary business operations. Accordingly, under the precedent cited above, the Proposal properly may be excluded under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(c), Rule 14a-8(b)(2) and (f), and Rule 14a-8(i)(7).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227 or Aaron K. Briggs, the Company's Counsel, Corporate, Securities and Finance at (203) 373-2967.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Aaron K. Briggs, General Electric Company
Fr. Sean McManus, Holy Land Principles, Inc.
Barbara J. Flaherty, Holy Land Principles, Inc.
James Boyle, Cardinal Resources Inc.
Paul M. Neuhauser

Exhibit A

Holy Land Principles, Inc.

608 3rd ST. SW
Washington, DC 20024
Phone: 202-488-0107 Fax: 202455-7537
E-Mail: Barbara@HolylandPrinciples.org

Date: October 30, 2014

Send To: GE COMPANY

Attention: LORI ZYSKOWSKI (203) 373-3079
EXECUTIVE COUNSEL
CORPORATE, SECURITIES + FINANCE

From:

Office Location: HOLY LAND PRINCIPLES, INC - Barbara Flaherty

Phone Number: 202-488-0107

Total Pages Including Cover: 6

Fa

Urgent ☐ Reply ASAP ☐ Please Comment ☐ Please Review ☒ For Your Information [

Comments:

Kindly Acknowledge receipt of FAX.

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Ms. Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

October 30, 2014

Dear Ms. Zyskowski,

This fax is a follow-up to the Overnight Delivery addressed to Brackett B. Dennison, III (received by GE on 10/29/14 at 8:31 A.M, and signed for by E. Muntz) of Holy Land Principles, Inc.'s Share Holder's Resolution entitled "Palestine-Israel--Holy Land Principles."

We are including all documents that accompanied Holy Land Principles' Resolution for your information.

We request that you kindly acknowledge receipt of this fax by email—Barbara@HolyLandPrinciples.org.

Holy Land Principles, Inc. would be please to engage in a dialogue with General Electric over the issues presented by the proposal.

Sincerely,



Barbara J. Flaherty
Executive Vice President
Holy Land Principles, Inc.

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

Holy Land Principles

American principles following American investment

President, Fr. Sean Mc Manus • Executive Vice President, Barbara J. Flaherty

Brackett B. Denniston, III
Corporate Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

October 28, 2014

Dear Mr. Denniston:

Holy Land Principles, Inc. hereby submits, pursuant to Rule 14a-8 of the General Rules and Regulations under the Securities Exchange Act of 1934, the attached shareholder proposal for inclusion in General Electric's 2015 proxy statement and for consideration and action at its 2015 annual meeting. The proposal is submitted on behalf of Cardinal Resources, a longtime beneficial owner of General Electric common stock. A letter from Cardinal Resources is attached. The stock of the beneficial owner is held in a brokerage account at Merrill Lynch. Please see the enclosed Merrill Lynch letter.

Holy Land Principles, Inc. would be pleased to engage in a dialogue with General Electric over the issues presented by the proposal. Please let me know if you would like to set up such a discussion.

Sincerely,



Fr. Sean McManus
President, Holy Land Principles, Inc.

Enclosures (3)

•Capitol Hill• P.O. Box 15128, Washington, D.C. 20003-0849•Tel: (202) 488-0107
Fax: (202) 488-7537• Email: Sean@HolyLandPrinciples.org • Barbara@HolyLandPrinciples.org
Website: www.HolyLandPrinciples.org

PALESTINE-ISRAEL—HOLY LAND PRINCIPLES

WHEREAS, General Electric Corporation has operations in Palestine-Israel;
WHEREAS, achieving a lasting peace in the Holy Land -- with security for Israel and justice for Palestinians -- encourages us to promote means for establishing justice and equality;
WHEREAS, fair employment should be the hallmark of any American company at home or abroad and is a requisite for any just society;
WHEREAS, Holy Land Principles, Inc., a non-profit organization, has proposed a set of equal opportunity employment principles to serve as guidelines for corporations in Palestine-Israel.
These are:

1. Adhere to equal and fair employment practices in hiring, compensation, training, professional education, advancement and governance without discrimination based on national, racial, ethnic or religious identity.
2. Identify underrepresented employee groups and initiate active recruitment efforts to increase the number of underrepresented employees.
3. Develop training programs that will prepare substantial numbers of current minority employees for skilled jobs, including the expansion of existing programs and the creation of new programs to train, upgrade, and improve the skills of minority employees.
4. Maintain a work environment that is respectful of all national, racial, ethnic and religious groups.
5. Ensure that layoff, recall and termination procedures do not favor a particular national, racial, ethnic or religious group.
6. Not make military service a precondition or qualification for employment for any position, other than those positions that specifically require such experience, for the fulfillment of an employee's particular responsibilities.
7. Not accept subsidies, tax incentives or other benefits that lead to the direct advantage of one national, racial, ethnic or religious group over another.
8. Appoint staff to monitor, oversee, set timetables, and publicly report on their progress in implementing the Holy Land Principles.

RESOLVED: Shareholders request the Board of Directors to:
Make all possible lawful efforts to implement and/or increase activity on each of the eight Holy Land Principles.

SUPPORTING STATEMENT

We believe that General Electric Corporation benefits by hiring from the widest available talent pool. An employee's ability to do the job should be the primary consideration in hiring and promotion decisions.

Implementation of the Holy Land Principles -- which are both pro-Jewish and pro-Palestinian -- will demonstrate General Electric Corporation's concern for human rights and equality of opportunity in its international operations.

Please vote your proxy **FOR** these concerns

James Boyle

*** FISMA & OMB Memorandum M-07-16 ***

October 28, 2014

To whom it may concern:

I am the Chairman, President and sole owner of Cardinal Resources. Cardinal Resources has been a shareholder of General Electric Company ("GE") since 2002 and currently owns 5,000 shares of common stock of GE. I hereby authorize Holy Land Principles, Inc., Fr. Sean McManus and/or Barbara Flaherty to act on behalf of Cardinal Resources with respect to submitting shareholder proposals to GE concerning the Holy Land Principles, including authorization to represent Cardinal Resources in related activities, such as negotiations with GE and attending the 2015 annual meeting. Cardinal Resources intends to hold its GE stock at least through the date of GE's 2015 annual meeting.

Sincerely,



James Boyle
President, Cardinal Resources

John G. Comas, CFM
Managing Director

Private Client Group

Fifth Avenue Financial Center
717 Fifth Ave., 6th Floor
New York, NY 10022
212-415-8014
800-759-0727
Fax 212-415-7616


Merrill Lynch

Oct. 28, 2014

To Whom It May Concern,

Please be advised that Merrill Lynch acts as custodian for Cardinal Resources Inc.

We are writing to verify that Cardinal Resources Inc. owns 5000 shares of General Electric (GE) Cusip # 369604103. We confirm that Cardinal Resources Inc. has continuously had beneficial ownership of those shares since prior to September 30, 2013 and that such continuous beneficial ownership continues through the date of this letter. In addition, we confirm that we are a DTC participant.

If you have any further questions, please feel free to contact me at 212 415 7632.

Sincerely,

Amelia Mc Cready
Client Associate to
John G. Comas

Exhibit B



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

November 10, 2014

VIA OVERNIGHT MAIL
Fr. Sean McManus and Barbara J. Flaherty
Holy Land Principles, Inc.
Capitol Hill
P.O. Box 15128
Washington, DC 20003-0849

Dear Fr. McManus and Ms. Flaherty:

I am writing on behalf of General Electric Company (the "Company"), which on October 29, 2014 first received via overnight mail your submission on behalf of Cardinal Resources entitled "Palestine-Israel—Holy Land Principles" pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Submission").

The Submission contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Submission at the meeting for at least one year as of the date the Submission was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. The written statement in the letter from James Boyle, President of Cardinal Resources, dated October 28, 2014, that "Cardinal Resources intends to hold its GE stock at least through the date of GE's 2015 annual meeting" is not adequate to confirm that Cardinal Resources intends to hold the required number of the Company's shares through such date. To remedy this defect, Cardinal Resources must submit a written statement that Cardinal Resources intends to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

In addition, pursuant to Rule 14a-8(c) under the Exchange Act, a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. We believe that the Submission constitutes more than one shareowner proposal. Specifically, while parts of the Submission relate to equal opportunity in employment, we believe that paragraph "2" in the list of principles addresses a separate proposal. Cardinal Resources can correct this procedural deficiency by indicating which proposal Cardinal Resources would like to submit and which proposal it would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

cc: James Boyle, Cardinal Resources

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Exhibit C

From: *** FISMA & OMB Memorandum M-07-16 ***
Date: November 17, 2014 at 2:30:21 PM EST
To: <lori.zyskowski@ge.com<mailto:lori.zyskowski@ge.com>>
Cc: <sean@irishnationalcaucus.org<mailto:sean@irishnationalcaucus.org>>
Subject: Shareholder peoposal

Ms Zyskowski:

I tried to send the attached via fax, but either my machine or yours is not working properly. In any event, here is our response to your letter of 10 November.

Paul M. Neuhauser

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

*** FISMA & OMB Memorandum M-07-16 ***

Tel and Fax: *** FISMA & OMB Memorandum M-07-16 ***   Email: *** FISMA & OMB Memorandum M-07-16 ***

November 17, 2014

Lori Zyskowski
Executive Counsel, Corporate, Securities & Finance
General Electric Company
3135 Easton Turnpike.
Fairfield, CT 06828

Via email to lori.zyskowski@ge.com

Dear Ms Zyskowski:

I have been retained by Cardinal Resources and Holy Land Principles, Inc. (coordinator of the Holy Land Principles movement) to respond to your letter of 10 November concerning the submission by Cardinal Resources of a shareholder proposal requesting that General Electric Company adopt the Holy Land Principles.

We do not believe that Cardinal Resources' submission constitutes two proposals since the second Principle concerns, as equally does the remainder of the proposal, equal opportunity in employment. We are certain that, if you go to the Securities & Exchange Commission, the Staff will agree with our position. In this connection, we note that the Sullivan Principles re South Africa, the McBride Principles re Ireland, and requests for EEO-1 and related data in the United States all combined affirmative action items with anti-discrimination items. There were numerous shareholder proposals submitted to many issuers with respect to each of these topics.

Nevertheless, out of an abundance of caution, we hereby conditionally amend the proposal as follows:

If the Staff agrees that there are two proposals, we delete the second Principle.

We are at a total loss in attempting to make sense of the argument in the second paragraph of your letter of 10 November. Mr. Boyle, on behalf of Cardinal Resources (of which he is the Chairman, President and sole owner), states that Cardinal Resources owns 5,000 shares of General Electric Company common stock (second sentence) and then goes on to state that "Cardinal Resources intends to hold ***its*** GE stock at least through the date of GE's 2015 annual meeting". [Emphasis supplied.]. This is clearly a statement that Cardinal Resources will hold ALL of its stock (5,000 shares) through the 2015 annual meeting. We are therefore utterly unable to understand how stating that the proponent will retain 5,000 shares of GE stock, currently worth in excess of $130,000, fails to meet a requirement that $2,000 worth of stock be retained through the annual meeting.

We look forward to a being able to withdraw the proposal following dialogue with General Electric about its implementation.

If you have any questions, please do not hesitate to contact me at the email address and telephone numbers indicated above.

Very truly yours,

Paul M. Neuhauser

cc: James Boyle
Fr. Sean McBride, President, Holy Land Principles, Inc.